Annual Report

JUNE 30, 2005

Waddell & Reed Advisors Tax-Managed Equity Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2005. The 12-month period saw solid results for most investors. Stocks ended the period higher, with the S&P 500 returning 6.33 percent. Bonds overall, also, showed good results, with the Citigroup Broad Investment Grade Index rising 7.00 percent over the past 12 months.

Economic fundamentals were quite good. Corporate earnings remained solid. Gross domestic product (GDP) in the United States averaged 4 percent annualized growth through 2004, 3.8 percent in the first quarter of 2005, and estimates for the second calendar quarter of 2005 are for growth at 3 to 3.5 percent. Despite rising financial markets, investors generally remained cautious, bothered apparently by rising energy prices and interest rates, the potential for accelerating inflation, and a declining U.S. dollar.

The Federal Reserve initiated a series of increases in short-term interest rates during the period. The Fed enacted five quarter-point increases in the last half of calendar 2004 and four more between January and June of 2005, taking short-term rates from a very low level of 1 percent up to 3.25 percent. Recent public statements by the Federal Reserve indicate that additional increases may be forthcoming.

Despite the rising short-term interest rates and higher oil prices, we continue to feel the economy is doing quite well. Real economic growth of around 3 percent for the rest of calendar 2005, with a nominal growth (after inflation) of around 6 percent, seems likely, in our view. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally follow the growth in profits. It now appears that S&P 500 profits could potentially rise in the area of 10 percent for all of 2005. Equities have been sluggish in the first six months of 2005, actually down slightly. We believe that some catch-up with profit growth appears probable.

Regardless of short-term setbacks brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. And, through appropriate diversification, you can potentially provide more balance to your portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your
continued commitment to your investment
program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Fund and are current
only through the end of the period of the report, as stated on the cover. The President's views
are subject to change at any time, based on market and other conditions, and no forecasts can
be guaranteed.**

Manager's Discussion of Tax-Managed Equity Fund

June 30, 2005



An interview with Barry M. Ogden, CFA, CPA, portfolio manager of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2005.

How did the Fund perform during the last fiscal year?

The Class A shares of the Fund increased 5.78 percent (before the impact of any sales charges), compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 6.33 percent during the same period, and the Lipper Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 2.96 percent during the period. Please note that the Fund's performance numbers do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

What factors affected performance relative to the benchmark index during the fiscal year?

In our view, our sector weightings and stock selection during the fiscal year were the primary drivers behind the Fund's performance. Our single largest weighting continued to be within the health care industry, specifically managed care, hospitals, biotechnology, medical technology, orthopedics and generics, which we felt were very good investments for the Fund over the last 12 months. We were underweight in large-capitalization pharmaceuticals for most of this period, which we believe also turned out to be the correct investment decision. We feel that the health care industry has a very strong, secular investment story, and we continue to try to find new ways to fully exploit the opportunities. Overall, we believe that our exposure in health care and our company specific investments within that sector helped our performance measurably over the last 12 months. Furthermore, we feel that our overweight position in energy, a sector where we believe that long-term supply issues should support higher prices for the near future, helped our overall performance. We are exposed to the energy sector through a variety of investments in the integrated oils, oil service, drilling equipment and exploration and production industries. Lastly, we also have an overweight position in technology, where we are generally focused on owning what we feel are the highest quality names. Most of our technology exposure is focused on software, hardware, semiconductor and selected internet companies, the majority of which we believe are market leaders and have attractive growth prospects. We remained underweight in financials, driven in part by our belief that continued Federal Reserve interest rate tightening may provide challenges to that sector. Lastly, we held comparable benchmark weightings in several other key investment areas, such as consumer staples, basic materials and industrials.

What other market conditions or events influenced the Fund's performance during the fiscal year?

We believe that the two most significant variables impacting the Fund and the overall economy over the past 12 months were higher energy prices and the Federal Reserve's consistent interest rate hikes. As it relates to higher energy prices, the price of oil increased almost 50 percent over the last 12 months. We feel that this is likely to impact the consumer and the economy over time, although the resiliency of the consumer and the economy has been better than we anticipated. In addition, the Federal Reserve has been steadfast in its interest rate hikes since June 2004, and recent commentary from the Federal Reserve indicates that further increases are likely. Going forward, we believe the price of oil – and its real and psychological effects on the consumer and the economy – remains the most important variable to watch in the near term.

What strategies and techniques did you employ that specifically affected the Fund's performance?

We continue to believe that our investment process of focusing on what we feel are high-quality, growth-oriented companies is a key component that differentiates us from our peers, and that our investment process and discipline may continue to benefit the Fund across all economic environments. Most of our investments are centered on companies that we feel are rapidly growing their businesses, are very profitable and are able to differentiate themselves from their competitors. Valuation, relative to a company's future growth opportunities and operating free cash flow, continues to play a role in all investment decisions. We remain committed to this investment process and believe that it provides us with the best opportunity for long-term outperformance.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive going forward?

As mentioned earlier, the strategic direction of the Fund did not change materially during the last fiscal year, and our top sector weightings at quarter-end were health care, technology and energy. We believe each area has visible, long-term secular investment themes that can play out over an extended period of time. Our energy exposure has helped our performance overall, in our opinion, and we feel that it continues to act as a potential buffer against the negative impact of higher energy prices on the market and the economy. We continued to be underweight in financials, which we believe likely will underperform as long as the Federal Reserve is raising short-term rates.

Despite higher energy prices and a Federal Reserve that has continued to raise short-term rates, we remain constructive on the health of the U.S. economy. As most investors can appreciate, there continue to be conflicting data points about the underlying strength of the economy. But, overall, we believe more indicators point to a healthy economic expansion that we feel could potentially carry us through the rest of the year at above trend-line growth. The consumer remains extremely resilient when it comes to higher energy prices and, thus far, consumer spending shows no real signs of slowing down. However, we remain somewhat concerned about the impact that an energy spike from current levels would have on the consumer and the economy, as well as on the overall markets.

In summary, we do not believe that the broader markets are positioned to break out significantly higher from current levels, until the Federal Reserve stops raising short-term rates and energy prices stop moving higher. Having said that, we intend to continue to try to identify the key industries, sectors and company-specific stories that we feel may be positioned to outperform the broader markets, and construct a portfolio around these names.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Tax-Managed Equity Fund, Inc., Class A Shares[1]	$8,286
— — —	S&P 500 Index	$8,611
– – –	Lipper Large-Cap Growth Funds Universe Average.............	$6,132



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-05	−0.31%	0.89%	4.77%	6.11%
5-year period ended 6-30-05	−4.81%	−4.73%	−4.59%	−3.54%
10-year period ended 6-30-05	—	—	—	—-
Since inception of Class[3] through 6-30-05.....	−3.52%	−3.52%	−3.38%	−2.45%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 3-31-00 for Class A, Class B and Class C shares and 4-19-00 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

TAX-MANAGED EQUITY FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2005	Beginning Account Value 12-31-04	Ending Account Value 6-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,009	1.32%	$ 6.58
Class B	1,000	1,004	2.25	11.18
Class C	1,000	1,004	2.27	11.30
Class Y	1,000	1,010	1.11	5.52
Based on 5% Return[2]				
Class A	$1,000	$1,018	1.32%	$ 6.61
Class B	1,000	1,014	2.25	11.24
Class C	1,000	1,014	2.27	11.36
Class Y	1,000	1,019	1.11	5.54

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF TAX-MANAGED EQUITY FUND

Portfolio Highlights

On June 30, 2005, Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. had net assets totaling $67,192,387 invested in a diversified portfolio of:

99.07%	Common Stocks
0.93%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2005, your Fund owned:



Health Care Stocks	$26.96
Technology Stocks	$17.46
Energy Stocks	$13.78
Multi-Industry Stocks	$11.07
Financial Services Stocks	$ 7.83
Retail Stocks	$ 7.36
Consumer Nondurables Stocks	$ 5.59
Business Equipment and Services Stocks	$ 4.33
Consumer Services Stocks	$ 3.33
Miscellaneous Stocks	$ 1.36
Cash and Cash Equivalents	$ 0.93

The Investments of Tax-Managed Equity Fund

June 30, 2005

COMMON STOCKS	Shares	Value
Air Transportation – 0.97%		
Southwest Airlines Co.	46,550	$ 648,441
Aircraft – 2.79%		
Boeing Company (The)	16,000	1,056,000
United Technologies Corporation......................	16,000	821,600
		1,877,600
Aluminum – 0.39%		
Alcoa Incorporated.................................	10,000	261,300
Apparel – 2.30%		
Coach, Inc.*	46,000	1,544,220
Banks – 1.00%		
Citigroup Inc.	14,550	672,647
Broadcasting – 1.19%		
Viacom Inc., Class B	17,000	544,340
XM Satellite Radio Holdings Inc., Class A*	7,500	252,412
		796,752
Communications Equipment – 1.85%		
Cisco Systems, Inc.*	65,000	1,241,175
Computers – Micro – 3.39%		
Apple Computer, Inc.*	14,000	514,850
Dell Inc.*..	44,650	1,761,219
		2,276,069
Computers – Peripherals – 3.98%		
EMC Corporation*	15,000	205,650
Microsoft Corporation..............................	75,000	1,861,875
SAP Aktiengesellschaft, ADR	14,000	606,200
		2,673,725
Defense – 1.63%		
General Dynamics Corporation	10,000	1,095,400
Electronic Components – 3.30%		
Analog Devices, Inc.	11,650	434,661
Intel Corporation...................................	32,000	832,800
Texas Instruments Incorporated......................	33,950	952,977
		2,220,438
Electronic Instruments – 0.52%		
KLA-Tencor Corporation	8,000	349,480

See Notes to Schedule of Investments on page 15.

The Investments of Tax-Managed Equity Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 1.90%		
Fannie Mae.	8,000	$ 467,200
SLM Corporation	16,000	812,800
		1,280,000
Health Care – Drugs – 11.60%		
Amgen Inc.*	19,000	1,148,645
Andrx Corporation*.	30,000	608,850
Genentech, Inc.*	13,000	1,043,640
Gilead Sciences, Inc.*	30,000	1,319,850
MedImmune, Inc.*	16,000	427,600
Pfizer Inc.	30,000	827,400
Schering-Plough Corporation	37,000	705,220
Sepracor Inc.*.	14,000	840,070
Teva Pharmaceutical Industries Limited, ADR	28,000	871,780
		7,793,055
Health Care – General – 5.23%		
Johnson & Johnson	15,000	975,000
Schein (Henry), Inc.*	17,000	706,605
St. Jude Medical, Inc.*	21,000	915,810
Zimmer Holdings, Inc.*.	12,000	914,040
		3,511,455
Hospital Supply and Management – 10.13%		
Aetna Inc.	20,000	1,656,400
Caremark Rx, Inc.*.	18,000	801,360
HCA Inc.	14,000	793,380
PacifiCare Health Systems, Inc.*.	19,000	1,357,550
Triad Hospitals, Inc.*.	16,000	874,240
WellPoint, Inc.*	19,000	1,323,160
		6,806,090
Hotels and Gaming – 0.92%		
Hilton Hotels Corporation.	26,000	**620,100**
Household – General Products – 1.56%		
Colgate-Palmolive Company	11,500	573,965
Procter & Gamble Company (The)	9,000	474,750
		1,048,715
Insurance – Property and Casualty – 1.04%		
Berkshire Hathaway Inc., Class B*	250	**695,875**

See Notes to Schedule of Investments on page 15.

The Investments of Tax-Managed Equity Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Leisure Time Industry – 1.22%		
Royal Caribbean Cruises Ltd.	17,000	$ 822,120
Multiple Industry – 11.07%		
China Netcom Group Corporation (Hong Kong)		
Limited, ADR....................................	16,000	464,000
DreamWorks Animation SKG, Inc., Class A*	18,000	471,600
General Electric Company...........................	55,000	1,905,750
Google Inc., Class A*..............................	6,000	1,764,870
Huntsman Corporation*	20,000	405,400
Infosys Technologies Limited	13,000	1,007,955
Las Vegas Sands, Inc.*	15,000	536,250
Research In Motion Limited*	12,000	885,180
		7,441,005
Petroleum – International – 8.08%		
Anadarko Petroleum Corporation	13,600	1,117,240
Apache Corporation...............................	27,200	1,757,120
Burlington Resources Inc.	23,300	1,287,092
Exxon Mobil Corporation	22,000	1,264,340
		5,425,792
Petroleum – Services – 5.70%		
Nabors Industries Ltd.*............................	14,550	882,021
Patterson-UTI Energy, Inc.	50,000	1,391,750
Schlumberger Limited	12,000	911,280
Transocean Inc.*.................................	12,000	647,640
		3,832,691
Restaurants – 1.54%		
Applebee's International, Inc.	26,000	687,440
Cheesecake Factory Incorporated (The)*	10,000	347,100
		1,034,540
Retail – Food Stores – 3.32%		
CVS Corporation	34,000	988,380
Walgreen Co.	27,000	1,241,730
		2,230,110
Retail – General Merchandise – 2.19%		
Family Dollar Stores, Inc.	6,500	169,650
Wal-Mart Stores, Inc.	27,000	1,301,400
		1,471,050
Retail – Specialty Stores – 0.31%		
Bed Bath & Beyond Inc.*	5,000	208,925

See Notes to Schedule of Investments on page 15.

The Investments of Tax-Managed Equity Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Security and Commodity Brokers – 3.89%		
Chicago Mercantile Exchange Holdings Inc.	2,600	$ 768,300
Goldman Sachs Group, Inc. (The)	9,000	918,180
Merrill Lynch & Co., Inc.	4,850	266,799
Morgan Stanley	12,600	661,122
		2,614,401
Timesharing and Software – 4.33%		
eBay Inc.*	66,000	2,180,310
Yahoo! Inc.*	21,000	727,545
		2,907,855
Tobacco – 1.73%		
Altria Group, Inc.	18,000	**1,163,880**
TOTAL COMMON STOCKS – 99.07%		**$66,564,906**
(Cost: $53,452,891)		

SHORT-TERM SECURITY – 0.88%	Principal Amount in Thousands	
Forest and Paper Products		
Sonoco Products Co.,		
3.44%, 7–1–05	$591	$ 591,000
(Cost: $591,000)		
TOTAL INVESTMENT SECURITIES – 99.95%		**$67,155,906**
(Cost: $54,043,891)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.05%		**36,481**
NET ASSETS – 100.00%		**$67,192,387**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

TAX-MANAGED EQUITY FUND
June 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $54,044) (Notes 1 and 3)	$67,156
Cash	1
Receivables:	
Fund shares sold.	154
Dividends and interest.	36
Prepaid and other assets	23
Total assets	67,370

LIABILITIES

Payable to Fund shareholders	139
Accrued service fee (Note 2)	12
Accrued shareholder servicing (Note 2).	12
Accrued accounting services fee (Note 2)	4
Accrued distribution fee (Note 2)	1
Accrued management fee (Note 2)	1
Other	9
Total liabilities	178
Total net assets.	$67,192

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 8
Additional paid-in capital	75,520
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(2)
Accumulated undistributed net realized loss	
on investment transactions	(21,446)
Net unrealized appreciation in value of investments.	13,112
Net assets applicable to outstanding units of capital.	$67,192
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.74
Class B	$8.37
Class C	$8.35
Class Y	$8.76
Capital shares outstanding:	
Class A	6,898
Class B	494
Class C	328
Class Y	2
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

TAX-MANAGED EQUITY FUND
For the Fiscal Year Ended June 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1)	$ 693
Interest and amortization	65
Total income	758

Expenses (Note 2):

Investment management fee	404
Service fee:	
Class A	136
Class B	10
Class C	6
Shareholder servicing:	
Class A	100
Class B	14
Class C	10
Class Y	—*
Distribution fee:	
Class A	4
Class B	30
Class C	19
Accounting services fee	44
Audit fees	21
Custodian fees	8
Legal fees	3
Other	89
Total expenses	898
Net investment loss	(140)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	2,098
Realized net gain on written options	7
Realized net gain on investments	2,105
Unrealized appreciation in value of investments during the period	1,705
Net gain on investments	3,810
Net increase in net assets resulting from operations	$3,670

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

TAX-MANAGED EQUITY FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2005	**2004**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (140)	$ (539)
Realized net gain on investments	2,105	2,144
Unrealized appreciation.	1,705	6,902
Net increase in net assets resulting from operations	3,670	8,507
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A.	(52)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)*	(—)
Realized gains on investment transactions:		
Class A.	(52)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
	(52)	(—)
Capital share transactions (Note 5)	3,114	12,913
Total increase	6,732	21,420
NET ASSETS		
Beginning of period.	60,460	39,040
End of period.	$67,192	$60,460
Undistributed net investment loss	$ (2)	$ (1)

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 19 - 22.

See Notes to Financial Statements.

Financial Highlights

TAX-MANAGED EQUITY FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended 6-30-01	For the period from 3-31-00[1] through 12-31-00
	2005	2004	2003	2002		
Net asset value, beginning of period . . .	$8.27	$6.94	$6.60	$8.24	$9.55	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)	(0.07)	(0.04)	(0.05)	(0.03)	0.04
Net realized and unrealized gain (loss) on investments	0.49	1.40	0.38	(1.58)	(1.28)	(0.45)
Total from investment operations	0.48	1.33	0.34	(1.63)	(1.31)	(0.41)
Less distributions from:						
Net investment income	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.04)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.04)
Net asset value, end of period	$8.74	$8.27	$6.94	$6.60	$8.24	$ 9.55
Total return[2]	5.78%	19.16%	5.15%	−19.83%	−13.72%	−4.11%
Net assets, end of period (in millions)	$60	$54	$34	$35	$48	$67
Ratio of expenses to average net assets . . .	1.34%	1.40%	1.49%	1.39%	1.57%[3]	1.15%[3]
Ratio of net investment income (loss) to average net assets . . .	−0.13%	−0.96%	−0.70%	−0.70%	−0.82%[3]	1.63%[3]
Portfolio turnover rate	66%	92%	105%	113%	30%	17%

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

TAX-MANAGED EQUITY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended 6-30-01	For the period from 3-31-00[1] through 12-31-00
	2005	**2004**	**2003**	**2002**		
Net asset value, beginning of period . . .	$7.98	$6.77	$6.49	$8.17	$9.52	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.09)	(0.13)	(0.11)	(0.11)	(0.06)	0.01
Net realized and unrealized gain (loss) on investments	0.48	1.34	0.39	(1.57)	(1.29)	(0.49)
Total from investment operations	0.39	1.21	0.28	(1.68)	(1.35)	(0.48)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.37	$7.98	$6.77	$6.49	$8.17	$ 9.52
Total return	4.89%	17.87%	4.31%	−20.56%	−14.18%	−4.80%
Net assets, end of period (in millions)	$4	$4	$3	$4	$6	$9
Ratio of expenses to average net assets . . .	2.27%	2.36%	2.43%	2.26%	2.40%[2]	2.08%[2]
Ratio of net investment income (loss) to average net assets . . .	−1.04%	−1.91%	−1.64%	−1.58%	−1.63%[2]	0.67%[2]
Portfolio turnover rate	66%	92%	105%	113%	30%	17%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

TAX-MANAGED EQUITY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended 6-30-01	For the period from 3-31-00[1] through 12-31-00
	2005	2004	2003	2002		
Net asset value, beginning of period	$7.97	$6.76	$6.49	$8.17	$9.51	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.08)	(0.12)	(0.08)	(0.12)	(0.06)	0.01
Net realized and unrealized gain (loss) on investments	0.46	1.33	0.35	(1.56)	(1.28)	(0.50)
Total from investment operations	0.38	1.21	0.27	(1.68)	(1.34)	(0.49)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.35	$7.97	$6.76	$6.49	$8.17	$ 9.51
Total return	4.77%	17.90%	4.16%	−20.56%	−14.09%	−4.90%
Net assets, end of period (in millions)	$3	$2	$2	$2	$3	$4
Ratio of expenses to average net assets	2.30%	2.35%	2.49%	2.31%	2.40%[2]	2.09%[2]
Ratio of net investment income (loss) to average net assets	−1.09%	−1.91%	−1.71%	−1.63%	−1.64%[2]	0.66%[2]
Portfolio turnover rate	66%	92%	105%	113%	30%	17%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

TAX-MANAGED EQUITY FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended 6-30-01	For the period from 4-19-00[1] through 12-31-00
	2005	2004	2003	2002		
Net asset value, beginning of period	$8.28	$6.95	$6.60	$8.24	$9.55	$10.07
Income (loss) from investment operations:						
Net investment income (loss)	0.01	(0.01)	(0.02)	(0.13)	(0.03)	0.04
Net realized and unrealized gain (loss) on investments	0.50	1.34	0.37	(1.49)	(1.28)	(0.51)
Total from investment operations	0.51	1.33	0.35	(1.62)	(1.31)	(0.47)
Less distributions from:						
Net investment income	(0.03)	(0.00)	(0.00)	(0.02)	(0.00)	(0.05)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.03)	(0.00)	(0.00)	(0.02)	(0.00)	(0.05)
Net asset value, end of period	$8.76	$8.28	$6.95	$6.60	$8.24	$ 9.55
Total return	6.11%	19.14%	5.30%	−19.71%	−13.72%	−4.70%
Net assets, end of period (in thousands)	$19	$17	$6	$5	$21	$32
Ratio of expenses to average net assets	1.14%	1.24%	1.40%	1.21%	1.44%[2]	1.17%[2]
Ratio of net investment income (loss) to average net assets	0.09%	−0.80%	−0.64%	−0.54%	−0.70%[2]	1.41%[2]
Portfolio turnover rate	66%	92%	105%	113%	30%	17%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the period from March 31, 2000 through December 31, 2000.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek long-term growth of capital while minimizing taxable gains and income to shareholders. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2005, $190,575 was reclassified between accumulated undistributed net investment loss and additional paid-in capital. Net investment loss, accumulated undistributed net realized loss on investment transactions and net assets were not affected by this change.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.65% of net assets up to $1 billion, 0.60% of net assets over $1 billion and up to $2 billion, 0.55% of net assets over $2 billion and up to $3 billion, and 0.50% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $209,624. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2005, W&R received $0, $6,406 and $988 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $139,408 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $2,636, which are included in other expenses. The Fund pays Frederick Vogel III additional compensation for his service as lead independent director. For the fiscal year ended June 30, 2005, that amount was $43.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $43,256,785, while proceeds from maturities and sales aggregated $39,412,016. Purchases of short-term securities aggregated $552,594,572, while proceeds from maturities and sales aggregated $552,146,496. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2005.

For Federal income tax purposes, cost of investments owned at June 30, 2005 was $54,150,894, resulting in net unrealized appreciation of $13,005,012, of which $14,215,008 related to appreciated securities and $1,209,996 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$ —
Distributed ordinary income	51,902
Undistributed ordinary income	—
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2009	$ 9,398,761
June 30, 2010	3,712,036
June 30, 2011	8,151,013
June 30, 2012	77,635
Total carryover	$21,339,445

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2005	2004
Shares issued from sale of shares:		
Class A	1,385	2,673
Class B	65	146
Class C	92	144
Class Y	—*	1
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	6	—
Class B	—	—
Class C	—	—
Class Y	—*	—
Shares redeemed:		
Class A	(997)	(1,049)
Class B	(82)	(108)
Class C	(90)	(111)
Class Y	(—)	(—)*
Increase in outstanding capital shares	379	1,696
Value issued from sale of shares:		
Class A	$11,391	$20,441
Class B	513	1,073
Class C	728	1,064
Class Y	1	10
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	50	—
Class B	—	—
Class C	—	—
Class Y	—*	—
Value redeemed:		
Class A	(8,202)	(8,071)
Class B	(658)	(804)
Class C	(709)	(798)
Class Y	(—)	(2)
Increase in outstanding capital	$ 3,114	$12,913

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For the Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in call options written were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2004	—	$ —
Options written	30	8,160
Options terminated in closing purchase transactions	(30)	(8,160)
Options exercised	—	—
Options expired	—	—
Outstanding at June 30, 2005	—	$ —

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. (the "Fund"), as of June 30, 2005, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. as of June 30, 2005, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and its financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 12, 2005

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you on the record date, will give you the total amounts to be reported in your Federal income tax return for the year in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
			Class A				
12-15-04	$0.00760	$0.00760	$ —	$ —	$0.00760	$ —	$ —
			Class B				
12-15-04	$ —	$ —	$ —	$ —	$ —	$ —	$ —
			Class C				
12-15-04	$ —	$ —	$ —	$ —	$ —	$ —	$ —
			Class Y				
12-15-04	$0.02530	$0.02530	$ —	$ —	$0.02530	$ —	$ —

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (the Advisors Fund Complex), except that Mr. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, make up the Waddell & Reed Fund Complex. The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

The interested directors are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

Additional Information about Directors

The Statement of Additional Information (SAI) for Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. includes additional information about Fund directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (57)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1999
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: Professor of Law, Washburn Law School (1988 to present); Dean, Washburn Law School (1988 to 2001)
Other Directorships held by Director: Director, Am Vestors CBO II, Inc., a bond investment firm

John A. Dillingham (66)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1999
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises
Other Directorships held by Director: Chairman, Clay Co. IDA and Kansas City Municipal Assistance Corp., both bonding authorities; Director, Salvation Army

David P. Gardner (72)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1999
Director of Funds in the Fund Complex since: 1998
Principal Occupation During Past 5 Years: retired
Other Directorships held by Director: Chairman, J. Paul Getty Trust; Director, Fluor Corp.; Director, Salzburg Seminar

Linda K. Graves (51)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1999
Director of Funds in the Fund Complex since: 1995
Principal Occupation During Past 5 Years: Shareholder/attorney, Levy & Craig PC (1994 to present) (currently on leave of absence); First Lady of Kansas (1995 to 2003)
Other Directorships held by Director: Director, American Guaranty Life Insurance Company

Joseph Harroz, Jr. (38)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 72
Director since: 1999
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present)
Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

John F. Hayes (85)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1999

Director of Funds in the Fund Complex since: 1988

Principal Occupation During Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (1995 to 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (81)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1999

Director of Funds in the Fund Complex since: 1971

Principal Occupations During Past 5 Years: Retired

Other Directorships held by Director: Manager, Castle Valley Ranches LLC; Chairman, Wellness Council of America; Chairman, Bank Assurance Partners, marketing; Executive Board and Advisory Committee, Boy Scouts of America

Frank J. Ross, Jr. (52)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1999

Director of Funds in the Fund Complex since: 1996

Principal Occupation During Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm (1980 to present)

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 72

Director since: 1999

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1999

Director of Funds in the Fund Complex since: 1971

Principal Occupation During Past 5 Years: Retired

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (68)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 24

Director since: 1999

Director of Funds in the Fund Complex since: 1998

Principal Occupations During Past 5 Years: Consultant of WDR and W&R (2001 to present); Director of WDR (1998 to 2003); Executive Vice President and Chief Operating Officer of WDR (1998 to 2001); Director, Principal Financial Officer and Treasurer of W&R (1981 to 2001); Chief Executive Officer and President of W&R (1993 to 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (1985 to 2001); Director and Treasurer of WRSCO (1981 to 2001)

Other Directorships held by Director: None

Henry J. Herrmann (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chairman of the Board, Director and President; formerly, Vice President

Number of portfolios overseen by Director: 72

Director since: 1999; President since: 2001; Chairman of the Board of Directors since 2005

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: Chief Executive Officer of WDR (2005 to present); Chief Investment Officer and President of WDR (1998 to 2005); President and Chief Executive Officer of WRIMCO (1993 to present); Chairman of WRIMCO (2005 to present); Chief Investment Officer of WRIMCO (1991 to 2005); President, Chairman and Chief Executive Officer of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); Chief Investment Officer of IICO, (2002 to 2005); President of each of the Funds in the Advisors Fund Complex (2001 to present); President of Ivy Funds, Inc. (2001 to present); President of Ivy Funds (2002 to present)

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Treasurer and Principal Accounting Officer since 1999; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO (2001 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Vice President of Ivy Funds (2002 to present); Principal Financial Officer, Principal Accounting Officer and Treasurer of Ivy Funds (2003 to present); Assistant Treasurer of Ivy Funds (2002 to 2003); Vice President of WRSCO (1988 to 2001)

Directorships held: None

Kristen A. Richards (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present); Vice President, Associate General Counsel and Chief Compliance Officer of WRIICO (2002 to present); Vice President and Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Secretary of Ivy Funds (2002 to present); Assistant Secretary of each of the funds in the Fund Complex (1998 to 2000)

Directorships held: None

Daniel C. Schulte (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Secretary and General Counsel of WDR (2000 to present); Senior Vice President, Secretary and General Counsel of W&R, WRIMCO and WRSCO (2000 to present); Vice President, General Counsel and Assistant Secretary of WRIICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Assistant Secretary of Ivy Funds (2002 to present); Assistant Secretary of WDR (1998 to 2000)

Directorships held: None

Scott Schneider (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is done with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
   Waddell & Reed Advisors Global Bond Fund
   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
   Waddell & Reed Advisors Accumulative Fund
   Waddell & Reed Advisors Core Investment Fund
   Waddell & Reed Advisors Dividend Income Fund
   Waddell & Reed Advisors New Concepts Fund
   Waddell & Reed Advisors Small Cap Fund
   Waddell & Reed Advisors Tax-Managed Equity Fund
   Waddell & Reed Advisors Value Fund
   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
   Waddell & Reed Advisors Bond Fund
   Waddell & Reed Advisors Government Securities Fund
   Waddell & Reed Advisors High Income Fund
   Waddell & Reed Advisors Limited-Term Bond Fund
   Waddell & Reed Advisors Municipal Bond Fund
   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
   Waddell & Reed Advisors Cash Management

Specialty Funds
   Waddell & Reed Advisors Asset Strategy Fund
   Waddell & Reed Advisors Continental Income Fund
   Waddell & Reed Advisors Retirement Shares
   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED

WADDELL & REED
Advisors Funds

NUR1019A (6-05)